Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER 2018 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 23, 2018. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2018.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 97.8% in Q2 ’18 (94.9% in Q2 ’17) due to improved market conditions leading to increased time charter and spot coverage.

•	Approximately 57% reduction of commercial off hire days in Q2 ’18 compared to Q2 ’17. Commercial off hire days in Q2 ’18 as low as 2 days per vessel.

•	Approximately 74% of fleet days secured on period charters for the remainder of 2018, with approximately $170 million in contracted revenues for all subsequent periods.

•

Agreements entered into in July 2018 to sell the Gas Sincerity (2000 built), the Gas Texiana (1995 built), the Gas Sikousis (2006 built) and the Gas Marathon (1995 built) for an aggregate price of $22.15 million.

•	Revenues of $43.4 million in Q2 ’18, an increase of $4.1 million, or 10.4% compared to Q2 ’17.

•	Adjusted EBITDA of $20.0 million in Q2 ’18, compared to $15.5 million in Q2 ’17 reflecting improved market fundamentals.

•	Low gearing, with debt to assets standing at approximately 44% notwithstanding our recent fleet expansion.

•	Cash on hand of $55.7 million, an increase of about $4.0 million compared to year end 2017.

Second Quarter 2018 Results:

•

Revenues for the three months ended June 30, 2018 amounted to $43.4 million, an increase of $4.1 million, or 10.4%, compared to revenues of $39.3 million for the three months ended June 30, 2017, mainly as a result of improved market rates that led to an increase in both our time charter revenues and spot revenues compared to the same period of last year.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2018 were $4.3 million and $14.9 million respectively, compared to $4.5 million and $14.4 million respectively, for the three months ended June 30, 2017. The $0.2 million decrease in voyage expenses was mainly attributed to a quarter on quarter reduction of spot days, partially offset by a 26.8% increase in our bunker costs compared to the same period of last year. The 3.5% increase in vessels’ operating expenses compared to the same period of 2017, in spite of the net reduction in the average number of our owned vessels by one, was mostly due to the operation of the new large LPG semi refrigerated vessels that were not in our fleet in the same period of last year; in addition one of our small LPG vessels currently operating under time charter was on bareboat in the same period of last year.

•

Drydocking costs for the three months ended June 30, 2018 and 2017 were $0.7 million and $1.2 million, respectively. The costs for the second quarter of 2018 corresponded to the drydocking of two LPG vessels, while in the same period of 2017 the Company completed the drydocking of three LPG vessels.

•

Depreciation for the three months ended June 30, 2018 was $10.5 million, a $0.8 million increase from $9.7 million for the same period of last year due to the addition of the three new 22,000 cbm semi-refrigerated LPG vessels.

•

Included in the second quarter 2018 results were net gain from interest rate derivative instruments of $0.01 million compared to a net loss of $0.1 million incurred in the same period of last year. Interest paid on interest rate derivative instruments amounted to $0.02 million compared to interest of $0.1 million paid in the same period of last year. The net gain from interest rate derivative instruments and the reduction of interest paid on derivatives, are an outcome of the increase in LIBOR rates.

•	The Company realized a $0.2 million loss on sale of one vessel in the three months ended June 30, 2018.

•

The Company recorded an impairment loss of $3.8 million for the three months ended June 30, 2018 for five of its vessels, one of which has been classified as held for sale as of June 30, 2018, while the Company entered into agreements to sell the remaining four vessels subsequent to June 30, 2018. For the three months ended June 30, 2017, the Company had recorded an impairment loss of $3.2 million for three of its oldest vessels, two of which had been classified as held for sale, as of June 30, 2017.

•

Other operating income for the three months ended June 30, 2018 was $0.7 million and related to legal claim receipts, while other operating costs for the three months ended June 30, 2017 was $0.4 million and mainly related to the delay of the delivery of our new 22,000 cbm semi-refrigerated vessels.

•

Interest and finance costs for the three months ended June 30, 2018 were $6.0 million compared to $4.1 million in the same period of 2017. This increase of $1.9 million is attributed both to the increase in our bank debt and also to increased LIBOR rates.

•

As a result of the above, for the three months ended June 30, 2018, the Company reported a net loss of $0.4 million, compared to a net loss of $1.7 million for the three months ended June 30, 2017. The weighted average number of shares for the three months ended June 30, 2018 was 39.9 million compared to 39.8 million for the same period of 2017. Loss per share, basic and diluted, for the three months ended June 30, 2018 amounted to $0.01 compared to loss per share of $0.04 for the same period of last year.

•

Adjusted net income was $3.6 million or $0.09 earnings per share for the three months ended June 30, 2018 compared to adjusted net income of $1.5 million or $0.04 earnings per share for the same period of last year.

•

EBITDA for the three months ended June 30, 2018 amounted to $16.0 million and Adjusted EBITDA was $ 20.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Loss are set forth below.

•	An average of 52.2 vessels were owned by the Company during the three months ended June 30, 2018, compared to 53.4 vessels for the same period of 2017.

Six Months 2018 Results:

•

Revenues for the six months ended June 30, 2018, amounted to $83.1 million, an increase of $5.8 million, or 7.5%, compared to revenues of $77.3 million for the six months ended June 30, 2017, primarily due to improved market conditions.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2018 were $9.9 million and $30.3 million, respectively, compared to $8.1 million and $29.3 million for the six months ended June 30, 2017. The $1.8 million increase in voyage expenses was mainly due to the higher bunker prices prevailing in the first six months of 2018 compared to the same period of 2017. The $1.0 million increase in vessels’ operating expenses, in spite of the net reduction in the average number of our owned vessels by one, was mainly driven by the operation of three 22,000 cbm semi-refrigerated LPG vessels not yet delivered in the same period of last year.

•

Drydocking Costs for the six months ended June 30, 2018 and 2017 were $2.2 million and $1.9 million, respectively, representing the costs of 5 vessels drydocked in each respective period. The difference in costs is attributed to the drydockings of 4 small LPGs and one product tanker in the six months ended June 30, 2018 compared to 5 small LPGs in the same period of last year.

•

Depreciation for the six months ended June 30, 2018, was $21.0 million, a $1.6 million increase from $19.4 million for the same period of last year, in spite of the net reduction of the average number of our owned vessels by one, due to the addition of three new 22,000 cbm semi-refrigerated vessels.

•

Included in the first six months of 2018 results are net losses from interest rate derivative instruments of $0.04 million compared to a net loss of $0.23 million incurred in the same period of last year. Interest paid on interest rate swap arrangements amounted to $0.08 million compared to interest of $0.24 million paid in the same period of last year. The reduction of net losses from interest rate derivative instruments, including the reduction of interest paid on derivatives, are an outcome of the increase in LIBOR rates.

•

The Company recorded an impairment loss of $7.6 million in the first six months of 2018 for seven of its vessels, two of which have been classified as held for sale as of June 30, 2018. With regards to the additional five vessels for which we incurred impairment charges, one of the vessels was delivered to its new owners in the second quarter of 2018 and the Company entered into agreements to sell the remaining four vessels subsequent to June 30, 2018.

•

Interest and finance costs for the six months ended June 30, 2018 were $11.2 million compared to $ 7.8 million in the same period of 2017. This increase of $3.4 million is attributed to the increase in our bank debt and to an increase of LIBOR rates.

•

As a result of the above, the Company reported a net loss for the six months ended June 30, 2018 of $6.2 million, compared to net income of $0.3 million for the six months ended June 30, 2017. The average number of shares outstanding for the six months ended June 30, 2018 was 39.9 million compared to 39.8 million, for the same period of last year. Loss per share for the six months ended June 30, 2018 amounted to $0.15 compared to earnings per share of $0.01 for the same period of last year.

•	Adjusted net income was $1.6 million, or $0.04 per share, for the six months ended June 30, 2018 compared to adjusted net income of $3.6 million, or $0.09 per share, for the same period of last year.

•

EBITDA for the six months ended June 30, 2018 amounted to $25.8 million and Adjusted EBITDA of $33.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below. An average of 52.0 vessels were owned by the Company during the six months ended June 30, 2018, compared to 53.2 vessels for the same period of 2017.

•	As of June 30, 2018, cash and cash equivalents amounted to $55.7 million and total debt amounted to $472.6 million. During the six months ended June 30, 2018 debt repayments amounted to $27.1 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A one year time charter for its 2015 built LPG carrier, the Eco Lucidity, to an international trading house until August 2019.

•	A nine months’ time charter for its 1995 built LPG carrier, the Gas Pasha, to an international trading house until April 2019.

•	A six months’ time charter extension for its 2011 built LPG carrier, the Gas Cerberus, to an international LPG trader until January 2019.

With these charters, the Company has total contracted revenues of approximately $170 million. Total anticipated voyage days of our fleet is 74% covered for the remainder of 2018 and 38% for 2019.

Board Chairman Michael Jolliffe Commented

In spite of the seasonally weak period for our market, the second quarter of 2018, was a very solid quarter as we managed to achieve an operational utilization of 97.8%, our best performance since the first quarter of 2014. The combined effect of the improving market and the Company’s sound management positively impacted our results. Market rates for the small LPG carrier segment continued to rise resulting in an increase in both our time charter and spot revenues. We believe that market fundamentals in terms of demand for LPG and a limited orderbook will improve the day rates even further. Our Company is well positioned to take advantage of these opportunities. We are focused on following a chartering policy in line with what the market dictates and at the same time seeking to contain costs. We have been very active lately in terms of our sale and purchase activity, since the beginning of the year having agreed to sell seven small LPG vessels, mostly older ones that will enhance our cash position by approximately $30 million. With strong balance sheet in terms of liquidity and low leverage, a top quality fleet and promising market fundamentals we are optimistic about the future of StealthGas.

Conference Call details:

On August 23, 2018 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

800-458-4148 (US Toll Free Dial In) or 0800 279 7204 (UK Toll Free Dial In).

Access Code: 2678857.

In case of any problems with the above numbers, please dial +1 323-794-2598 (US Toll Dial In), +44 (0)330 336 9411 (Standard International Dial In).

Access Code: 2678857.

A telephonic replay of the conference call will be available until August 30, 2018 by dialing +1 719-457-0820 (US Local Dial In), +44 (0) 207 660 0134 (UK Local Dial In).

Access Code: 2678857.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 55 vessels. The fleet comprises of 51 LPG carriers, including three chartered in LPG vessels, with a total capacity of 325,995 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the quarters ended June 30, 2017 and June 30, 2018.

FLEET DATA	Q2 2017	Q2 2018	6M 2017	6M 2018
Average number of vessels (1)	53.4	52.2	53.2	52.0
Period end number of owned vessels in fleet	54	52	54	52
Total calendar days for fleet (2)	5,045	5,026	9,995	9,865
Total voyage days for fleet (3)	5,018	4,969	9,911	9,756
Fleet utilization (4)	99.5%	98.9%	99.2%	98.9%
Total charter days for fleet (5)	4,080	4,160	8,318	7,941
Total spot market days for fleet (6)	938	809	1,593	1,815
Fleet operational utilization (7)	94.9%	97.8%	96.1%	95.6%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net (Loss)/Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income/(loss) before loss/(gain) on derivatives excluding net swap interest paid, share based compensation, loss on sale of vessel and impairment. EBITDA represents net (loss)/income before interest and finance costs including net swap interest paid, interest income and other income/(expenses) and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss/(gain) on derivatives, excluding net swap interest paid, loss on sale of vessel and impairment loss. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2017	2018	2017	2018
Net Income - Adjusted Net Income
Net (loss)/income	(1,708,871)	(397,816)	294,833	(6,171,053)
Loss/(gain) on derivatives	101,249	(8,969)	228,380	37,786
Less swap interest paid	(108,585)	(16,470)	(244,960)	(81,738)
Loss on sale of vessel, net	—	219,479	—	219,479
Impairment loss	3,225,890	3,776,109	3,225,890	7,594,377
Share based compensation	36,300	—	72,202	—
Adjusted Net Income	1,545,983	3,572,333	3,576,345	1,598,851
Net income - EBITDA
Net (loss)/income	(1,708,871)	(397,816)	294,833	(6,171,053)
Plus interest and finance costs and swap interest paid	4,252,266	6,054,999	8,000,134	11,259,834
Less interest income and other income	(72,446)	(129,227)	(150,025)	(228,623)
Plus depreciation	9,743,366	10,453,582	19,447,820	20,983,941
EBITDA	12,214,315	15,981,538	27,592,762	25,844,099
Net income - Adjusted EBITDA
Net (loss)/income	(1,708,871)	(397,816)	294,833	(6,171,053)
Loss/(gain) on derivatives	101,249	(8,969)	228,380	37,786
Loss on sale of vessel, net	—	219,479	—	219,479
Impairment loss	3,225,890	3,776,109	3,225,890	7,594,377
Share based compensation	36,300	—	72,202	—
Plus interest and finance costs	4,143,681	6,038,529	7,755,174	11,178,096
Less interest income and other income	(72,446)	(129,227)	(150,025)	(228,623)
Plus depreciation	9,743,366	10,453,582	19,447,820	20,983,941
Adjusted EBITDA	15,469,169	19,951,687	30,874,274	33,614,003
EPS - Adjusted EPS
Net (loss)/income	(1,708,871)	(397,816)	294,833	(6,171,053)
Adjusted net income	1,545,983	3,572,333	3,576,345	1,598,851
Weighted average number of shares	39,802,885	39,860,563	39,802,885	39,860,563
EPS - Basic and Diluted	(0.04)	(0.01)	0.01	(0.15)
Adjusted EPS	0.04	0.09	0.09	0.04

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2017*	2018	2017*	2018
Revenues
Revenues	38,311,480	43,380,863	75,363,821	83,076,345
Revenues - related party	961,893	—	1,973,643

Total revenues	39,273,373	43,380,863	77,337,464	83,076,345

Expenses
Voyage expenses	4,054,249	3,727,056	7,141,963	8,878,307
Voyage expenses - related party	486,522	536,601	961,655	1,020,500
Charter hire expenses	875,005	1,676,259	1,756,942	2,645,406
Vessels’ operating expenses	14,017,188	14,786,705	28,537,294	30,145,118
Vessels’ operating expenses - related party	350,973	95,000	752,404	122,000
Drydocking costs	1,233,368	653,968	1,925,113	2,157,048
Management fees - related party	1,844,635	1,809,500	3,654,085	3,553,100
General and administrative expenses	645,844	845,313	1,361,803	1,417,840
Depreciation	9,743,366	10,453,582	19,447,820	20,983,941
Impairment loss	3,225,890	3,776,109	3,225,890	7,594,377
Loss on sale of vessel, net	—	219,479	—	219,479
Other operating costs/(income)	395,990	(696,471)	545,990	(549,804)

Total expenses	36,873,030	37,883,101	69,310,959	78,187,312

Income from operations	2,400,343	5,497,762	8,026,505	4,889,033

Other (expenses)/income
Interest and finance costs	(4,143,681)	(6,038,529)	(7,755,174)	(11,178,096)
(Loss)/gain on derivatives	(101,249)	8,969	(228,380)	(37,786)
Interest income and other income/(expenses)	72,446	129,227	150,025	228,623
Foreign exchange gain/(loss)	63,270	4,755	101,857	(72,827)

Other expenses, net	(4,109,214)	(5,895,578)	(7,731,672)	(11,060,086)

Net (loss)/income	(1,708,871)	(397,816)	294,833	(6,171,053)

(Loss)/earnings per share
- Basic & Diluted	(0.04)	(0.01)	0.01	(0.15)

Weighted average number of shares
- Basic & Diluted	39,802,885	39,860,563	39,802,885	39,860,563

*

We adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09” or “ASC 606”) as of January 1, 2018 utilizing the modified retrospective method of transition. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Under the modified retrospective approach, the Company recognized the cumulative effect of adopting this standard as an adjustment amounting to $0.3 million to decrease the opening balance of Retained Earnings as of January 1, 2018 which consists of $0.6 million of voyage revenue representing performance obligations satisfied in 2018 partly offset by $0.3 million of deferred costs representing costs such as bunker expenses and port expenses, incurred prior to commencement of loading that were recognized in 2018.

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2017	2018
Assets
Current assets
Cash and cash equivalents	51,754,131	55,669,369
Trade and other receivables	3,853,992	5,152,585
Other current assets	—	270,407
Claims receivable	15,951	—
Inventories	2,762,299	3,334,542
Advances and prepayments	1,221,029	1,578,754
Restricted cash	3,231,323	2,888,222
Vessel held for sale	—	8,315,938

Total current assets	62,838,725	77,209,817

Non-current assets
Advances for vessels under construction	61,577,818	—
Vessels, net	862,061,906	985,483,404
Other receivables	243,075	138,859
Restricted cash	7,917,738	12,411,505
Deferred finance charges	941,760	—
Fair value of derivatives	645,169	1,859,940

Total non-current assets	933,387,466	999,893,708

Total assets	996,226,191	1,077,103,525

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	14,209,624	11,451,255
Trade accounts payable	10,509,465	11,020,866
Accrued and other liabilities	5,880,479	6,198,767
Customer deposits	1,820,700	1,336,000
Deferred income	4,362,056	6,171,917
Current portion of long-term debt	41,966,607	49,368,920

Total current liabilities	78,748,931	85,547,725

Non-current liabilities
Fair value of derivatives	126,525	—
Customer deposits	736,000	—
Deferred gain on sale and leaseback of vessels	190,087	93,368
Deferred income	4,035	—
Long-term debt	342,941,841	423,201,550

Total non-current liabilities	343,998,488	423,294,918

Total liabilities	422,747,419	508,842,643

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(22,523,528)	(22,523,528)
Additional paid-in capital	501,471,768	501,471,768
Retained earnings	93,469,787	86,954,553
Accumulated other comprehensive loss	617,895	1,915,239

Total stockholders’ equity	573,478,772	568,260,882

Total liabilities and stockholders’ equity	996,226,191	1,077,103,525

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2017	2018
Cash flows from operating activities
Net income/(loss) for the period	294,833	(6,171,053)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,447,820	20,983,941
Amortization of deferred finance charges	346,663	438,716
Amortization of deferred gain on sale and leaseback of vessels	(96,719)	(96,719)
Share based compensation	72,202	—
Change in fair value of derivatives	(16,580)	(43,952)
Impairment loss	3,225,890	7,594,377
Loss on sale of vessel	—	219,479
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,678,967)	(1,762,222)
Other current assets	—	23,257
Claims receivable	(220,084)	15,951
Inventories	(953,919)	(615,881)
Advances and prepayments	(169,645)	(357,725)
Increase/(decrease) in
Balances with related parties	4,866,169	(2,758,369)
Trade accounts payable	810,510	880,010
Accrued liabilities	(122,587)	318,288
Deferred income	(321,426)	1,735,826

Net cash provided by operating activities	24,484,160	20,403,924

Cash flows from investing activities
Insurance proceeds	165,618	—
Proceeds from sale of vessel, net	—	8,730,520
Vessels’ acquisitions and advances for vessels under construction	(54,536,234)	(108,012,906)

Net cash used in investing activities	(54,370,616)	(99,282,386)

Cash flows from financing activities
Deferred finance charges	(646,506)	(444,330)
Customer deposits paid	—	(1,220,700)
Loan repayments	(22,153,411)	(27,103,104)
Proceeds from long-term debt	32,500,000	115,712,500

Net cash provided by financing activities	9,700,083	86,944,366

Net increase in cash, cash equivalents and restricted cash	(20,186,373)	8,065,904
Cash, cash equivalents and restricted cash at beginning of year	73,531,645	62,903,192

Cash, cash equivalents and restricted cash at end of year	53,345,272	70,969,096
Cash breakdown
Cash and cash equivalents	43,349,049	55,669,369
Restricted cash, current	3,236,011	2,888,222
Restricted cash, non-current	6,760,212	12,411,505

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	53,345,272	70,969,096